SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                 (Amendment No.     5      )*


                   Matrix Service Company
                        (Name of Issuer)


                         Common Stock
                 (Title of Class of Securities)


                            576853105
                         (CUSIP Number)


     Check the following box if a fee is being paid with this
statement /   /.  (A fee is not required only if the filing
person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See
Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                     Page 1 of   5   Pages






CUSIP No.        576853105     13G      Page
2   of   5   Pages


EquiTrust Investment Management Services, Inc.     42-0954363
(1) Names of Reporting Persons.  S.S. or I.R.S. Identification
Nos. Of Above Persons

/   / (a)      /   / (b)
(2) Check the Appropriate Box if a Member of a Group*

(3) SEC Use Only

Delaware
(4) Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With

404,450
(5) Sole Voting Power

(6) Shared Voting Power

404,450
(7) Sole Dispositive Power

(8) Shared Dispositive Power

404,450
(9) Aggregate Amount Beneficially Owned by Each Reporting Person

(10) Check Box if The Aggregate Amount in Row (9) Excludes
Certain Shares*

4.25%
(11) Percent of Class Represented by Amount in Row (9)

IA
(12) Type of Reporting Person*

           *SEE INSTRUCTION SHEET BEFORE FILLING OUT!
                                             Page 3 of 5 Pages

                           SCHEDULE 13G

Item 1(a)  Name of Issuer:         Matrix Service Company

Item 1(b)  Address of Issuer's Principal Executive Office:

                         10701 East Ute Street
                         Tulsa, OK 74116-1517

Item 2(a)   Name of Person Filing: EquiTrust Investment
Management Services, Inc.

Item 2(b)  Address of Principal Business Office:

                         5400 University Avenue
                         West Des Moines, IA 50266

Item 2(c)  Citizenship:       Delaware

Item 2(d)  Title of Class of Securities:

                         Common Stock

Item 2(e)  CUSIP Number:      576853105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [X] Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940.
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [ ] Group, in accordance with section
240.13d-1(b)(1)(ii)(H)




                                        Page 4 of 5 Pages

Item 4  Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount beneficially owned:

          404,450 shares of common stock

     (b) Percent of class:

          4.25%

     (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote
           404,450
          (ii) shared power to vote or to direct the vote
                -0-
          (iii) sole power to dispose or to direct the disposition of 404,450
          (iv) shared power to dispose or to direct the disposition of -0-

Item 5  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6  Ownership of More than Five Percent on Behalf of Another
Person	N/A

Item 7  Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company             N/A

Item 8  Identification and Classification of Members of the Group
   N/A

Item 9  Notice of Dissolution of Group                 N/A

Item 10  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or affect.


                                             Page 5 of 5 Pages


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement it true, complete and correct.

May 7, 1999
Date

EQUITRUST INVESTMENT MANAGEMENT SERVICES, INC.


By: /s/ Dennis M. Marker
Dennis M. Marker, Investment Vice President, Administration
Name/Title